                                                                      EXHIBIT 12

                 THE WILLIAMS COMPANIES, INC. AND SUBSIDIARIES

           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS

                                                            YEARS ENDED DECEMBER 31,
                                                ------------------------------------------------
                                                  2002      2001*      2000*     1999*    1998*
                                                --------   --------   --------   ------   ------
                                                             (DOLLARS IN MILLIONS)
Earnings:
  Income (loss) from continuing operations
     before income taxes and extraordinary
     gain (loss)..............................  $ (696.5)  $1,412.3   $1,361.9   $385.2   $209.7
  Add:
     Interest expense -- net..................   1,200.5      682.2      606.9    495.7    425.1
     Rental expense representative of interest
       factor.................................      26.6       25.1       23.9     25.7     20.9
     Minority interest in income and preferred
       returns of consolidated subsidiaries...      79.3       80.7       56.8     33.1      3.6
     Interest accrued -- 50% owned
       companies..............................       3.2        9.0        8.7      7.5      6.2
     Equity losses in less than 50% owned
       companies..............................      20.6       27.9       16.5     13.0       --
     Other....................................      18.5        6.6       (8.7)    (4.1)     7.4
                                                --------   --------   --------   ------   ------
       Total earnings as adjusted plus fixed
          charges.............................  $  652.2   $2,243.8   $2,066.0   $956.1   $672.9
                                                ========   ========   ========   ======   ======
Fixed charges and preferred stock dividend
  requirements:
     Interest expense -- net..................  $1,200.5   $  682.2   $  606.9   $495.7   $425.1
     Capitalized interest.....................      29.0       38.4       34.3     21.5     11.3
     Rental expense representative of interest
       factor.................................      27.0       25.1       23.9     25.7     20.9
     Pre-tax effect of preferred stock
       dividend requirements of the Company...      33.6         --         --      5.1     12.4
     Pre-tax effect of preferred returns of
       subsidiaries...........................      15.2       59.1       44.2     26.7       --
     Interest accrued -- 50% owned
       companies..............................       3.2        9.0        8.7      7.5      6.2
                                                --------   --------   --------   ------   ------
       Combined fixed charges and preferred
          stock dividend requirements.........  $1,308.5   $  813.8   $  718.0   $582.2   $475.9
                                                ========   ========   ========   ======   ======
Ratio of earnings to combined fixed charges
  and preferred stock dividend requirements...        (a)      2.76       2.88     1.64     1.41
                                                ========   ========   ========   ======   ======

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 *   Certain amounts have been restated or reclassified as described in Note 1 of Notes to Consolidated Financial Statements.

(a) Earnings were inadequate to cover combined fixed charges and preferred stock dividend requirement by $656.3 million for the year ended December 31, 2002.